

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

<u>Via E-mail</u>:
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

> **Re: Virtual Sourcing, Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed August 1, 2014**
> **File No. 333-194254**

Dear Mr. Faraone:

      We have reviewed the amendment to your registration statement and have the following comments.

<u>General</u>

1.   We note that since July 15, 2014, you have issued three news releases related to distributing chemicals that treat oil derived waste water via Marketwired. The information within these releases, which is summarized in the bullet points below, is not currently disclosed in your registration statement.
   - July 15, 2014: The first release states that your subsidiary, Allied Recycling Corp, signed an exclusive United States wholesale distribution agreement to distribute chemicals that treat oil derived waste water. It also states that the product has "undergone rigorous testing with great success and is ready to be distributed in late July 2014." Further, the release indicates that you expect initial sales to exceed 15 barrels a day and have the goal of gross profit "in excess of $900,000;"
   - July 24, 2014: The second release states that you received your first purchase order related to your July 15 wholesale distribution agreement. This purchase order requires the delivery of a minimum of 70 barrels per week for one year, with the first delivery scheduled for July 30, 2014, and that the "revenue will range between $3,640,000 and $5,310,000 with profits between $700,000 and $1,000,000 for the duration of the purchase order;" and
   - July 30, 2014: The third release states that you shipped the first barrels from the July 24 purchase order. It also states that your supplier "is ramping up its production capability to meet the demands of our current orders" and highlights that you expect additional clients in the next few weeks.

In your next amendment, please do the following:

- File the July 15, 2014 wholesale distribution agreement and the July 24, 2014 purchase order, as they are both material contracts under Item 601(b)(10)(ii)(B);
- Disclose the parties who signed the wholesale distribution agreement and the purchase order, respectively, in the registration statement;
- Describe *in detail* your chemical distribution business, which will require changes throughout your prospectus, including, but not limited to, the Summary of Prospectus, Risk Factors, Use of Proceeds, Description of Business, Plan of Operations, and Management's Discussion and Analysis, as well as your Financial Statements. We note that as currently composed, you registration statement only discusses your recycled fiberglass business and makes no mention of distributing chemicals;
- Disclose how you have raised the capital necessary to deliver at least 70 barrels a week given that you currently have $276 in cash and no other disclosed source of funding;
- Describe the means by which your product has "undergone rigorous testing," disclose the date the testing starting, and expand upon how you determined the testing was a "great success;" and
- Explain why you expect additional clients in the next few weeks and discuss how you have marketed your product towards these prospective clients.

We may have additional comments upon our review of the amended registration statement.

2.   We note that your press releases include projections of both revenue and profit. When discussing your projected revenue and profit in your amended registration statement, please disclose management's reasonable basis for its assessment. See Item 10(b) of Regulation S-K.

3.   Please provide us with your analysis of how your three communications via Marketwired were consistent with Section 5 of the Securities Act, including any applicable safe harbor and free writing prospectus rules. Please cite the specific authority on which you rely. We may have further comments upon review of your response.

Plan of Distribution, page 22

4.   We note your response to comment five in our letter dated July 22, 2014. Please supplementally explain the noted provision of exhibit 10.7.

Description of Our Business, page 27
Products, page 28

5.   We note your revised disclosure in response to comment 6 in our letter dated July 22, 2014. Please disclose how you determined that the time from manufacturing to market for each of your non-structural products will be approximately ninety days.

6. Please include in the prospectus your response to comment 9 in our letter dated July 22, 2014.

Management's Discussion and Analysis of Plan of Operation, page 33

7. We note your response to comment three in our letter dated July 22, 2014; however, pages 27, 33 and 44 of your prospectus still refer to FINRA approval.

Continuing Plan of Operations (0-12 months), page 35

8. Please explain why your milestones table indicates that you will need to raise $1,074,000, but in the preceding paragraph you disclose that you will require $750,000 to implement your plan of operations. Additionally, we note that the sum of the milestones in your table equals $1,171,500.

9. Please add the milestones, with the needed capital, for your chemical distribution business, in your next filing.

10. In your milestone table, you disclose that you will need $500,000 for capital commitment with a concrete manufacturer and $500,000 for an expected JV capital commitment. As these two capital commitments appear to constitute the bulk of your required capital, please expand upon these two allocations, such as explaining how you determined each commitment will require $500,000.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Kenneth Bart
        Bart and Associates LLC